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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934*


                       DR PEPPER/SEVEN-UP COMPANIES, INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)




                     Common Stock, par value $.01 per share
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                    256131301
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                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement /X/

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 256131301                    13G                     PAGE 2 OF 5 PAGES


 1.  NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     John R. Albers
- -------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)    / /
                                                            (b)    / /
- -------------------------------------------------------------------------------
 3.  SEC USE ONLY
- -------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- -------------------------------------------------------------------------------
NUMBER OF                5.   SOLE VOTING POWER

SHARES                        3,626,743 shares
                         ------------------------------------------------------
BENEFICIALLY
                         6.   SHARED VOTING POWER
OWNED BY
                              None
EACH                     ------------------------------------------------------

REPORTING                7.   SOLE DISPOSITIVE POWER

PERSON                        3,626,743 shares
                         ------------------------------------------------------
WITH
                         8.   SHARED DISPOSITIVE POWER

                              None
- -------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     3,626,743 shares, including 1,379,180 shares subject to options which are exercisable within 60 days of December 31, 1993.
- -------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                 / /
- -------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     5.8%, based upon 60,648,225 shares of Common Stock outstanding as of December 31, 1993, and including the 1,379,180 shares of Common Stock subject to options owned by Mr. Albers which are exercisable within 60 days of December 31, 1993.
- -------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
- -------------------------------------------------------------------------------

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                            STATEMENT ON SCHEDULE 13G


     This statement on Schedule 13G relates to the Common Stock, par value $.01 per share ("Common Stock"), of Dr Pepper/Seven-Up Companies, Inc., a Delaware corporation (the "Company"), and is filed by John R. Albers ("Mr. Albers").


ITEM 1.        NAME OF ISSUER

               (a)  The name of the issuer is Dr Pepper/Seven-Up Companies, Inc.

               (b) The address of the principal executive offices of the issuer is 8144 Walnut Hill Lane, Dallas, Texas 75231-4372.


ITEM 2.        NAME OF PERSON FILING.

               (a)  This statement on Schedule 13G is filed by Mr. Albers.

               (b) The address of Mr. Albers is 3825 Gillon Ave., Dallas, Texas 75205.

               (c)  Mr. Albers is a United States citizen.

               (d) The class of securities to which this statement relates is the Common Stock of the Company.

               (e)  The CUSIP number for the Common Stock is 256131301.


ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

               This item is inapplicable.


ITEM 4         OWNERSHIP.

               (a) Amount beneficially owned: 3,626,743 shares, including 1,379,180 shares subject to options which are exercisable within 60 days of December 31, 1993.

               (b) Percent of class: 5.8%, based upon 60,648,225 shares of Common Stock outstanding as of December 31, 1993, and including the 1,379,180 shares of Common Stock subject to options owned by Mr. Albers which are exercisable within 60 days of December 31, 1993.

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               (c)  Number of shares as to which the reporting person has:

                    (i)       sole power to vote or direct the vote:  3,626,743

                    (ii)      shared power to vote or direct the vote:  -0-

                    (iii) sole power to dispose or to direct the disposition of: 3,626,743

                    (iv)      shared power to dispose or to direct the
                              disposition of:   -0-


ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               This item is inapplicable.


ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported as beneficially owned in this statement.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               This item is inapplicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               This item is inapplicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               This item is inapplicable.

ITEM 10.       CERTIFICATION.

               This item is inapplicable.


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                                    SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     February 11, 1994



                                        /s/John R. Albers
                                        ------------------
                                        John R. Albers